EXHIBIT 13.2

Consolidated Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars except per share amounts)	2011	2010	2011	2010

Revenues	2,143	1,923	4,386	3,878

Operating and Other Expenses
Plant operating costs and other	822	764	1,581	1,511
Commodity purchases resold	185	216	462	472
Depreciation and amortization	379	341	749	684
	1,386	1,321	2,792	2,667

Financial Charges/(Income)
Interest expense	235	187	446	369
Interest expense of joint ventures	11	15	27	31
Interest income and other	(23)	18	(56)	(6)
	223	220	417	394

Income before Income Taxes	534	382	1,177	817

Income Taxes Expense
Current	42	(199)	146	(118)
Future	97	264	171	284
	139	65	317	166

Net Income	395	317	860	651

Net Income Attributable to Non-Controlling Interests	28	22	64	53
Net Income Attributable to Controlling Interests	367	295	796	598
Preferred Share Dividends	14	10	28	17
Net Income Attributable to Common Shares	353	285	768	581

Net Income per Common Share
Basic and Diluted	$0.50	$0.41	$1.10	$0.84

Average Common Shares Outstanding – Basic (millions)	702	689	700	688
Average Common Shares Outstanding – Diluted (millions)	703	690	701	689

See accompanying notes to the consolidated financial statements.

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Consolidated Comprehensive Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2011	2010	2011	2010

Net Income	395	317	860	651
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(30)	227	(128)	80
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	23	(79)	72	(20)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(41)	(44)	(92)	(120)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	18	(5)	62	(6)
Other Comprehensive (Loss)/Income	(30)	99	(86)	(66)
Comprehensive Income	365	416	774	585

Comprehensive Income Attributable to Non-Controlling Interests	33	20	72	50
Comprehensive Income Attributable to Controlling Interests	332	396	702	535
Preferred Share Dividends	14	10	28	17
Comprehensive Income Attributable to Common Shares	318	386	674	518

(1)	Net of income tax expense of $11 million and $40 million for the three and six months ended June 30, 2011, respectively (2010 – recovery of $45 million and $15 million, respectively).
(2)	Net of income tax expense of $8 million and $27 million for the three and six months ended June 30, 2011, respectively (2010 – recovery of $34 million and $8 million, respectively).
(3)	Net of income tax recovery of $21 million and $39 million for the three and six months ended June 30, 2011, respectively (2010 – recovery of $27 million and $84 million, respectively).
(4)	Net of income tax expense of $10 million and $34 million for the three and six months ended June 30, 2011, respectively (2010 – expense of $16 million and $17 million, respectively).

See accompanying notes to the consolidated financial statements.

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Consolidated Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2011	2010	2011	2010

Cash Generated From Operations
Net income	395	317	860	651
Depreciation and amortization	379	341	749	684
Future income taxes	97	264	171	284
Employee future benefits funding less than/(in excess of) expense	3	(12)	(8)	(44)
Other	18	25	39	83
	892	935	1,811	1,658
Decrease/(increase) in operating working capital	8	(310)	98	(201)
Net cash provided by operations	900	625	1,909	1,457

Investing Activities
Capital expenditures	(655)	(992)	(1,439)	(2,268)
Deferred amounts and other	5	7	10	(209)
Net cash used in investing activities	(650)	(985)	(1,429)	(2,477)

Financing Activities
Dividends on common and preferred shares	(198)	(195)	(398)	(383)
Distributions paid to non-controlling interests	(27)	(28)	(54)	(55)
Notes payable repaid, net	(548)	(441)	(415)	(9)
Long-term debt issued, net of issue costs	519	1,306	519	1,316
Reduction of long-term debt	(419)	(142)	(740)	(283)
Long-term debt of joint ventures issued	31	70	31	78
Reduction of long-term debt of joint ventures	(38)	(113)	(49)	(139)
Common shares issued	4	5	25	14
Partnership units of subsidiary issued, net of issue costs	321	-	321	-
Preferred shares issued, net of issue costs	-	340	-	679
Net cash (used in)/provided by financing activities	(355)	802	(760)	1,218

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(3)	33	(16)	16

(Decrease)/Increase in Cash and Cash Equivalents	(108)	475	(296)	214

Cash and Cash Equivalents
Beginning of period	576	736	764	997

Cash and Cash Equivalents
End of period	468	1,211	468	1,211

Supplementary Cash Flow Information
Income taxes (refunded)/paid, including refunds	(47)	39	41	43
Interest paid	232	119	485	358

See accompanying notes to the consolidated financial statements.

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Consolidated Balance Sheet

(unaudited)
(millions of dollars)	June 30, 2011	December 31, 2010

ASSETS
Current Assets
Cash and cash equivalents	468	764
Accounts receivable	1,167	1,271
Inventories	427	425
Other	692	777
	2,754	3,237
Plant, Property and Equipment	36,234	36,244
Goodwill	3,461	3,570
Regulatory Assets	1,449	1,512
Intangibles and Other Assets	1,989	2,026
	45,887	46,589

LIABILITIES
Current Liabilities
Notes payable	1,628	2,092
Accounts payable	1,884	2,243
Accrued interest	347	367
Current portion of long-term debt	537	894
Current portion of long-term debt of joint ventures	159	65
	4,555	5,661
Regulatory Liabilities	340	314
Deferred Amounts	710	694
Future Income Taxes	3,357	3,222
Long-Term Debt	16,803	17,028
Long-Term Debt of Joint Ventures	680	801
Junior Subordinated Notes	955	985
	27,400	28,705
EQUITY
Controlling interests	17,071	16,727
Non-controlling interests	1,416	1,157
	18,487	17,884
	45,887	46,589

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency
(unaudited)	Translation	Cash Flow
(millions of dollars)	Adjustments	Hedges and Other	Total

Balance at December 31, 2010	(683)	(194)	(877)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(128)	-	(128)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	72	-	72
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(95)	(95)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	57	57
Balance at June 30, 2011	(739)	(232)	(971)

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	80	-	80
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	(20)	-	(20)
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(121)	(121)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(2)	(2)
Balance at June 30, 2010	(532)	(163)	(695)

(1)	Net of income tax expense of $40 million for the six months ended June 30, 2011 (2010 – recovery of $15 million).
(2)	Net of income tax expense of $27 million for the six months ended June 30, 2011 (2010 – recovery of $8 million).
(3)	Net of income tax recovery of $39 million for the six months ended June 30, 2011 (2010 – recovery of $84 million).
(4)	Net of income tax expense of $34 million for the six months ended June 30, 2011 (2010 – expense of $17 million).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $103 million ($68 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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Consolidated Equity

(unaudited)	Six months ended June 30
(millions of dollars)	2011	2010

Common Shares
Balance at beginning of period	11,745	11,338
Shares issued under dividend reinvestment plan	202	170
Shares issued on exercise of stock options	26	14
Balance at end of period	11,973	11,522

Preferred Shares
Balance at beginning of period	1,224	539
Shares issued under public offering, net of issue costs	-	685
Balance at end of period	1,224	1,224

Contributed Surplus
Balance at beginning of period	331	328
Issuance of stock options, net of exercises	1	2
Dilution gain from PipeLines LP units issued	30	-
Balance at end of period	362	330

Retained Earnings
Balance at beginning of period	4,304	4,186
Net income attributable to controlling interests	796	598
Common share dividends	(589)	(552)
Preferred share dividends	(28)	(17)
Balance at end of period	4,483	4,215

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(877)	(632)
Other comprehensive (loss)/income	(94)	(63)
Balance at end of period	(971)	(695)
	3,512	3,520

Equity Attributable to Controlling Interests	17,071	16,596

Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,157	1,174
Net income attributable to non-controlling interests
PipeLines LP	49	39
Preferred share dividends of subsidiary	11	11
Portland	4	3
Other comprehensive income/(loss) attributable to non-controlling interests	8	(3)
Sale of PipeLines LP units
Proceeds, net of issue costs	321	-
Decrease in TransCanada’s ownership	(50)	-
Distributions to non-controlling interests	(54)	(55)
Other	(30)	17
Balance at end of period	1,416	1,186

Total Equity	18,487	17,782

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) as defined in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, which is discussed further in Note 2. The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2010. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2010 audited Consolidated Financial Statements included in TransCanada’s 2010 Annual Report. Unless otherwise indicated, “TransCanada“ or “the Company“ includes TransCanada Corporation and its subsidiaries. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TransCanada’s 2010 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated.

In Natural Gas Pipelines, which consists primarily of the Company's investments in regulated natural gas pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Oil Pipelines, which consists of the Company’s investment in the Keystone crude oil pipeline, annual revenues are based on contracted crude oil transportation and uncommitted spot transportation. Quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from planned and unplanned outages, and changes in the amount of spot volumes transported and the associated rate charged. Spot volumes transported are affected by customer demand, market pricing, planned and unplanned outages of refineries, terminals and pipeline facilities, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

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2.	Changes in Accounting Policies

Changes in Accounting Policies for 2011

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

Effective January 1, 2011, the Company adopted CICA Handbook Section 1582 “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a significant impact on the way the Company accounts for future business combinations. Entities adopting Section 1582 were also required to adopt CICA Handbook Sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”. Sections 1601 and 1602 require Non-Controlling Interests to be presented as part of Equity on the balance sheet. In addition, the income statement of the controlling parent now includes 100 per cent of the subsidiary’s results and presents the allocation of income between the controlling and non-controlling interests. Changes resulting from the adoption of Section 1582 were applied prospectively and changes resulting from the adoption of Sections 1601 and 1602 were applied retrospectively.

Future Accounting Changes

U.S. GAAP/International Financial Reporting Standards

The CICA’s Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

In accordance with GAAP, TransCanada follows specific accounting policies unique to a rate-regulated business. These rate-regulated accounting (RRA) standards allow the timing of recognition of certain revenues and expenses to differ from the timing that may otherwise be expected in a non-rate-regulated business under GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. The IASB has concluded that the development of RRA under IFRS requires further analysis and has removed the RRA project from its current agenda.  TransCanada does not expect a final RRA standard under IFRS to be effective in the foreseeable future.

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. TransCanada deferred its adoption and accordingly will continue to prepare its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA.

As a registrant with the U.S. Securities and Exchange Commission, TransCanada prepares and files a “Reconciliation to United States GAAP” and has the option to prepare and file its consolidated financial statements using U.S. GAAP. As a result of the developments noted above, the Company’s Board of Directors has approved the adoption of U.S. GAAP effective January 1, 2012. The accounting policies and financial impact of TransCanada adopting U.S. GAAP are consistent with that currently reported in the “Reconciliation to United States GAAP” and, as a result, significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company’s primary accounting standard.

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3.	Segmented Information

For the three months ended June 30	Natural Gas		Oil
(unaudited)	Pipelines		Pipelines(1)		Energy		Corporate		Total
(millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	1,067	1,061	211	-	865	862	-	-	2,143	1,923
Plant operating costs and other	(356)	(365)	(58)	-	(393)	(377)	(15)	(22)	(822)	(764)
Commodity purchases resold	-	-	-	-	(185)	(216)	-	-	(185)	(216)
Depreciation and amortization	(244)	(251)	(34)	-	(97)	(90)	(4)	-	(379)	(341)
	467	445	119	-	190	179	(19)	(22)	757	602
Interest expense									(235)	(187)
Interest expense of joint ventures									(11)	(15)
Interest income and other									23	(18)
Income taxes expense									(139)	(65)
Net Income									395	317
Net Income Attributable to Non-Controlling Interests									(28)	(22)
Net Income Attributable to Controlling Interests									367	295
Preferred Share Dividends									(14)	(10)
Net Income Attributable to Common Shares									353	285

For the six months ended June 30	Natural Gas		Oil
(unaudited)	Pipelines		Pipelines(1)		Energy		Corporate		Total
(millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	2,196	2,190	346	-	1,844	1,688	-	-	4,386	3,878
Plant operating costs and other	(689)	(726)	(94)	-	(759)	(737)	(39)	(48)	(1,581)	(1,511)
Commodity purchases resold	-	-	-	-	(462)	(472)	-	-	(462)	(472)
Depreciation and amortization	(488)	(504)	(57)	-	(197)	(180)	(7)	-	(749)	(684)
	1,019	960	195	-	426	299	(46)	(48)	1,594	1,211
Interest expense									(446)	(369)
Interest expense of joint ventures									(27)	(31)
Interest income and other									56	6
Income taxes expense									(317)	(166)
Net Income									860	651
Net Income Attributable to Non-Controlling Interests									(64)	(53)
Net Income Attributable to Controlling Interests									796	598
Preferred Share Dividends									(28)	(17)
Net Income Attributable to Common Shares									768	581

(1)	Commencing in February 2011, TransCanada began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets

(unaudited)
(millions of dollars)	June 30, 2011	December 31, 2010

Natural Gas Pipelines	22,903	23,592
Oil Pipelines	8,781	8,501
Energy	12,788	12,847
Corporate	1,415	1,649
	45,887	46,589

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4.	Long-Term Debt

On July 13, 2011, PipeLines LP entered into a five-year, US$500 million senior syndicated revolving credit facility, maturing July 2016. The proceeds from the credit facility were used to reduce PipeLines LP’s term loan and senior revolving credit facility, and repay its bridge loan facility. PipeLines LP’s remaining US$300 million term loan matures December 2011.

In June 2011, TCPL retired $60 million of 9.5 per cent Medium-Term Notes and, in January 2011, retired $300 million of 4.3 per cent Medium-Term Notes.

In June 2011, PipeLines LP issued US$350 million of 4.65 per cent Senior Notes due 2021 and cancelled US$175 million of its unsecured syndicated senior credit facility.

In the three and six months ended June 30, 2011, the Company capitalized interest related to capital projects of $68 million and $165 million, respectively (2010 - $143 million and $277 million).

5.	Equity and Share Capital

In May 2011, PipeLines LP completed a public offering of 7,245,000 common units at a price of US$47.58 per unit, resulting in gross proceeds of approximately US$345 million. TransCanada contributed an additional approximate US$7 million to maintain its general partnership interest and did not purchase any other units. Upon completion of this offering, TransCanada’s ownership interest in PipeLines LP decreased from 38.2 per cent to 33.3 per cent. In addition, PipeLines LP made draws of US$61 million on a bridge loan facility and of US$125 million on its senior revolving credit facility.

In the three and six months ended June 30, 2011, TransCanada issued 2.8 million and 5.4 million (2010 – 2.6 million and 4.9 million) common shares, respectively, under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments of $109 million and $202 million, respectively (2010 - $92 million and $170 million). Commencing with the dividends declared April 28, 2011, dividends payable to shareholders who participate in the DRP are satisfied with common shares purchased on the open market determined on the basis of the weighted average purchase price of such common shares.  Previously, common shares issued in lieu of cash dividends under the DRP were issued from treasury.

6.	Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to counterparty credit, liquidity and market risk.

Counterparty Credit and Liquidity Risk

TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, portfolio investments recorded at fair value, the fair value of derivative assets, and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other, and Available-For-Sale Assets in the Non-Derivative Financial Instruments Summary table below. Guarantees, letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At June 30, 2011, there were no significant amounts past due or impaired.

At June 30, 2011, the Company had a credit risk concentration of $286 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

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Natural Gas Storage Commodity Price Risk

At June 30, 2011, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $47 million (December 31, 2010 - $49 million). The change in the fair value adjustment of proprietary natural gas inventory in storage in the three and six months ended June 30, 2011 resulted in net pre-tax unrealized losses of $1 million and gains of $1 million, respectively (2010 – gains of $4 million and losses of $20 million, respectively), which were recorded as adjustments to Revenues and Inventories. The change in fair value of natural gas forward purchase and sale contracts in the three and six months ended June 30, 2011 resulted in net pre-tax unrealized losses of $3 million and $10 million, respectively (2010 – gains of $2 million and $5 million, respectively), which were included in Revenues.

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TransCanada’s consolidated VaR was $11 million at June 30, 2011, which was consistent with VaR at December 31, 2010 of $12 million.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At June 30, 2011, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.5 billion (US$9.8 billion) and a fair value of $10.8 billion (US$11.2 billion). At June 30, 2011, $279 million (December 31, 2010 - $181 million) was included in Other Current Assets and Intangibles and Other Assets for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	June 30, 2011		December 31, 2010
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2011 to 2018)	276	US 3,550	179	US 2,800
U.S. dollar forward foreign exchange contracts
(maturing 2011)	3	US 600	2	US 100

	279	US 4,150	181	US 2,900

(1)	Fair values equal carrying values.

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The carrying and fair values of non-derivative financial instruments were as follows:

Non-Derivative Financial Instruments Summary

	June 30, 2011		December 31, 2010
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	468	468	764	764
Accounts receivable and other(2)(3)	1,488	1,520	1,555	1,595
Available-for-sale assets(2)	22	22	20	20
	1,978	2,010	2,339	2,379

Financial Liabilities(1)(3)
Notes payable	1,628	1,628	2,092	2,092
Accounts payable and deferred amounts(4)	1,076	1,076	1,436	1,436
Accrued interest	347	347	367	367
Long-term debt	17,340	20,498	17,922	21,523
Long-term debt of joint ventures	839	946	866	971
Junior subordinated notes	955	962	985	992
	22,185	25,457	23,668	27,381

(1)
Consolidated Net Income in the three and six months ended June 30, 2011 included losses of $2 million and $11 million, respectively, (2010 – losses of $2 million and $9 million, respectively), for fair value adjustments related to interest rate swap agreements on US$350 million (2010 – US$150 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(2)
At June 30, 2011, the Consolidated Balance Sheet included financial assets of $1,167 million (December 31, 2010 – $1,271 million) in Accounts Receivable, $38 million (December 31, 2010 – $40 million) in Other Current Assets and $305 million (December 31, 2010 - $264 million) in Intangibles and Other Assets.

(3)	Recorded at amortized cost, except for the US$350 million (December 31, 2010 – US$250 million) of Long-Term Debt that is adjusted to fair value.
(4)
At June 30, 2011, the Consolidated Balance Sheet included financial liabilities of $1,041 million (December 31, 2010 – $1,406 million) in Accounts Payable and $35 million (December 31, 2010 - $30 million) in Deferred Amounts.

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Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

June 30, 2011
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$149	$118	$6	$18
Liabilities	$(114)	$(146)	$(15)	$(19)
Notional Values
Volumes(3)
Purchases	21,569	155	-	-
Sales	23,961	123	-	-
Canadian dollars	-	-	-	634
U.S. dollars	-	-	US 1,622	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(4)
Three months ended June 30, 2011	$4	$(9)	$(2)	$1
Six months ended June 30, 2011	$3	$(26)	$-	$-

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2011	$8	$(15)	$12	$3
Six months ended June 30, 2011	$11	$(41)	$33	$5

Maturity dates	2011-2018	2011-2016	2011-2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$57	$5	$-	$11
Liabilities	$(197)	$(17)	$(56)	$(14)
Notional Values
Volumes(3)
Purchases	18,524	14	-	-
Sales	9,187	-	-	-
U.S. dollars	-	-	US 120	US 1,000
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(4)
Three months ended June 30, 2011	$(8)	$(5)	$-	$(4)
Six months ended June 30, 2011	$(46)	$(8)	$-	$(9)

Maturity dates	2011-2017	2011-2013	2011-2014	2011-2015

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in gigawatt hours (GWh) and billion cubic feet (Bcf), respectively.
(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $11 million and a notional amount of US$350 million at June 30, 2011. Net realized gains on fair value hedges for the three and six months ended June 30, 2011 were $2 million and $4 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three and six months ended June 30, 2011, Net Income included gains of $2 million and losses of $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three and six months ended June 30, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

TRANSCANADA [48
SECOND QUARTER REPORT 2011

2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$169	$144	$8	$20
Liabilities	$(129)	$(173)	$(14)	$(21)
Notional Values(2)
Volumes(3)
Purchases	15,610	158	-	-
Sales	18,114	96	-	-
Canadian dollars	-	-	-	736
U.S. dollars	-	-	US 1,479	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the period(4)
Three months ended June 30, 2010	$(10)	$3	$(11)	$(13)
Six months ended June 30, 2010	$(26)	$5	$(11)	$(17)

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2010	$15	$(17)	$(6)	$(6)
Six months ended June 30, 2010	$37	$(29)	$2	$(10)

Maturity dates(2)	2011-2015	2011-2015	2011-2012	2011-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$112	$5	$-	$8
Liabilities	$(186)	$(19)	$(51)	$(26)
Notional Values(2)
Volumes(3)
Purchases	16,071	17	-	-
Sales	10,498	-	-	-
U.S. dollars	-	-	US 120	US 1,125
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(4)
Three months ended June 30, 2010	$(36)	$(6)	$-	$(9)
Six months ended June 30, 2010	$(43)	$(9)	$-	$(19)

Maturity dates(2)	2011-2015	2011-2013	2011-2014	2011-2015

(1)	Fair values equal carrying values.
(2)	As at December 31, 2010.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$250 million at December 31, 2010. Net realized gains on fair value hedges for the three and six months ended June 30, 2010 were $1 million and $2 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three and six months ended June 30, 2010, Net Income included gains of $7 million and losses of $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three and six months ended June 30, 2010, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts were excluded from the assessment of hedge effectiveness.

TRANSCANADA [49
SECOND QUARTER REPORT 2011

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	June 30, 2011	December 31, 2010

Current
Other current assets	299	273
Accounts payable	(314)	(337)

Long-term
Intangibles and other assets	344	374
Deferred amounts	(264)	(282)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices.

There were no transfers between Level I and Level II in the three and six months ended June 30, 2011. Financial assets and liabilities measured at fair value, including both current and non-current portions, are categorized as follows:

Assets/(Liabilities)	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	June 30 2011	Dec 31 2010	June 30 2011	Dec 31 2010	June 30 2011	Dec 31 2010	June 30 2011	Dec 31 2010

Natural Gas Inventory	-	-	47	49	-	-	47	49
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	29	28	-	-	29	28
Foreign exchange contracts	11	10	278	179	-	-	289	189
Power commodity contracts	-	-	194	269	3	5	197	274
Natural gas commodity contracts	68	93	53	56	-	-	121	149
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(32)	(47)	-	-	(32)	(47)
Foreign exchange contracts	(17)	(11)	(59)	(54)	-	-	(76)	(65)
Power commodity contracts	-	-	(272)	(299)	(30)	(8)	(302)	(307)
Natural gas commodity contracts	(133)	(178)	(28)	(15)	-	-	(161)	(193)
Non-Derivative Financial Instruments:
Available-for-sale assets	22	20	-	-	-	-	22	20
	(49)	(66)	210	166	(27)	(3)	134	97

TRANSCANADA [50
SECOND QUARTER REPORT 2011

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

(unaudited)	Derivatives(1)
(millions of dollars, pre-tax)	2011	2010

Balance at January 1	(3)	(2)
New contracts(2)	1	(10)
Transfers out of Level III(3)	(4)	(15)
Settlements	-	(2)
Change in unrealized gains recorded in Net Income	1	14
Change in unrealized (losses)/gains recorded in Other Comprehensive Income	(22)	10
Balance at June 30	(27)	(5)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)
For the three and six months ended June 30, 2011, there were no amounts  (2010 – gain of $1 million and nil, respectively), included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date.

(3)	As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $12 million decrease or increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at June 30, 2011.

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2011	2010	2011	2010

Current service cost	13	13	1	1
Interest cost	22	22	2	2
Expected return on plan assets	(28)	(27)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	5	2	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	13	11	4	4

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2011	2010	2011	2010

Current service cost	27	25	1	1
Interest cost	45	45	4	4
Expected return on plan assets	(56)	(54)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	11	4	1	1
Amortization of past service costs	2	2	-	-
Net benefit cost recognized	29	22	6	6

TRANSCANADA [51
SECOND QUARTER REPORT 2011

8.	Dispositions

On May 3, 2011, the Company completed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN LLC) and Bison Pipeline LLC (Bison LLC) to PipeLines LP for an aggregate purchase price of US$605 million, subject to closing adjustments, which included US$81 million of long-term debt, or 25 per cent of GTN LLC debt outstanding. GTN LLC and Bison LLC own the GTN and Bison natural gas pipelines, respectively.

On May 3, 2011, PipeLines LP completed an underwritten public offering of 7,245,000 common units, including 945,000 common units purchased by the underwriters upon full exercise of an over-allotment option, at US$47.58 per unit. Gross proceeds of approximately US$345 million from this offering were used to partially fund the acquisition. The acquisition was also funded by draws of US$61 million on PipeLines LP’s bridge loan facility and of US$125 million on its US$250 million senior revolving credit facility.

As part of this offering, TransCanada made a capital contribution of approximately US$7 million to maintain its two per cent general partnership interest in PipeLines LP and did not purchase any other units. As a result of the common units offering, TransCanada's ownership in PipeLines LP decreased from 38.2 per cent to 33.3 per cent and an after-tax dilution gain of $30 million ($50 million pre-tax) was recorded in Contributed Surplus.

9.	Contingencies

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. No amounts recorded in revenues in the first six months of 2011 are expected to be repaid.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/ Terry Hook/Lee Evans at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: James Millar/Terry Cunha/Shawn Howard (403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: www.transcanada.com.